1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 2 12 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 17, 2015

Dominic Minore
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc.
File Nos. 333-169317; 811-22472

Dear Mr. Minore:

We are writing in response to comments provided on November 13, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on November 11, 2015 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Please confirm that all of the Underlying Funds (including the CEFs, ETFs and BDCs) in which the Fund will invest will be ‘33 Act registered funds.  Please state whether there are any Underlying Funds in which the Fund may invest that are limited to investments by accredited investors only.

Response 1. The Fund does not currently intend to invest in any unregistered Underlying Funds or in any Underlying Funds that are limited to investments by accredited investors only.

Comment 2. Please clarify whether the Fund will invest in Underlying Funds advised or subadvised by the Adviser.

Response 2. The Fund’s Registration Statement will be revised to clarify that the Fund will not invest in Underlying Funds that are advised or subadvised by the Adviser, the Subadviser or its affiliates.

November 17, 2015 Page 2

Comment 3. Please confirm that that the Fund will comply with the limitations set forth in Section 12(d) or exemptions therefrom.

Response 3. The Fund will invest in compliance with the limitations set forth in Section 12(d) or exemptions therefrom.

Comment 4. Please confirm that the Fund will only invest in the common stock of the Underlying Funds.  Please confirm that the Fund will not invest in debt or preferred shares of the Underlying Funds.

Response 4. The Fund may invest in preferred shares of closed-end funds that are traded on a national securities exchange (such as MTP Shares) but will otherwise invest only in the common stock of the Underlying Funds.

Comment 5. Please confirm that the Fund will not invest in inverse or leveraged ETFs, but may invest in all other types of ETFs.

Response 5. We hereby confirm that the Fund will not invest in inverse or leveraged ETFs, but may invest in all other types of ETFs.

Comment 6. Please confirm that there are no limitations on the investment parameters of the Underlying Funds eligible for investment by the Fund (e.g., investments in 3(c)(1) or 3(c)(7) funds, CLOs, mortgage backed securities).

Response 6. Except for the limitations set forth in Response 1, we hereby confirm that there are no limitations on the investment parameters of the Underlying Funds eligible for investment by the Fund.

Comment 7. Please list every type of security or investment that may be included in the Fund’s 20% bucket.  Please state whether there are any limitations with respect to this 20% bucket and confirm the 20% bucket is limited to ’33 Act registered funds.

Response 7. The Fund’s 20% bucket will be limited to investments that count towards the Fund’s 80% policy, ETNs and cash and cash equivalents.

Comment 8. Please state the types of securities in which the Fund may invest that have expenses borne by the Fund’s shareholders that are not included in the Acquired Fund Fees and Expenses line item. Some examples are MLPs and REITs.  Are there any others?

November 17, 2015 Page 3

Response 8. The Fund does not intend to invest directly in MLPs and REITs.  It may invest in Underlying Funds which invest in MLPs and REITs, which investments’ fees and expenses will be included in the disclosed Acquired Fund Fees and Expenses (AFFE) line item.

Comment 9. Please state whether there any types of investments the Fund may make that are only limited to accredited investors.

Response 9. The Fund does not currently intend to invest in any Underlying Funds that are limited to investments by accredited investors only

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai
Partner